FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated March 31, 2023

Item 1

Santander to confirm its targets for 2023 at the bank’s annual general meeting

•	Ana Botín, Banco Santander executive chair, will say today at the group’s annual general meeting that the bank has added 1 million new customers in the first part of the year, with lending and deposits expected to grow in the first quarter by 4% and 6% respectively year-on-year in constant euros, and revenues growing at double-digit on the same basis.

•	The bank is seeking approval for a final cash dividend of 5.95 euro cents per share against 2022 results. This means that the total cash dividend per share for 2022 will be up 18% versus the previous year at 11.78 euro cents.

•	Shareholders are also voting to re-elect Ana Botín, Santander Group executive chairman, as a director, and to ratify the appointment of Héctor Grisi, chief executive officer, as a director.

Madrid, 31 Mar 2023 - PRESS RELEASE

Banco Santander will today reiterate its 2023 financial targets at the group’s annual general meeting (AGM), to be held at Santander’s corporate headquarters in Boadilla del Monte, Madrid.

In her address to shareholders, Santander’s executive chair, Ana Botín, will say, “Given the performance of our business in the first part of the year, in this first quarter we expect to achieve a return on tangible equity of around 14%. If we were to exclude the annualized impact of the Spanish extraordinary banking tax, it would be around 15%. We expect to maintain our capital ratio at 12%, and our efficiency and cost of credit are on track to meet 2023 targets. The first months of the year are on a positive trend, with more than 1 million new customers, lending and deposits expected to grow in the first quarter by 4% and 6% respectively year-on-year in constant euros, and revenues growing at double-digit on the same basis. We remain confident that we will be able to achieve by the end of this year the 2023 targets.”

The bank’s 2023 targets include: double-digit growth in revenues; a return on tangible equity of above 15%; a cost to income ratio of 44-45%; and a cost of risk below 1.2%.

Regarding the dividend, Ana Botín will say: "Total cash dividend per share against 2022 results is up 18% versus the previous year. Total shareholder remuneration has grown by 16% per year on average since 2014, from €1.1 billion to €3.8 billion1. Our intention is to continue increasing shareholder remuneration as profit rises."

Today’s AGM is set to approve a final cash dividend from 2022 results of 5.95 euro cents per share, payable from 2 May 2023. This means that the total cash dividend per share charged to 2022 will be up 18% versus the previous year at 11.78 euro cents. This is complemented by two share buyback programmes, which will total €1.9 billion from 2022 earnings, with 86% already complete. Once the share buyback programmes are complete, the bank will have bought back nearly 7% of its outstanding shares since November 2021.

As a result, total shareholder remuneration against 2022 results will be €3.8 billion2. This represents c.40% of the consolidated underlying profit in 2022 and an equivalent yield of over 8% of the bank’s market capitalization at the end of 2022. In February, Santander announced that its shareholder remuneration policy would increase from 40% to 50% of attributable profit3.

Santander announced its plan for growth at its Investor Day on 28 February, leveraging its unique in-market and global scale, diversification and customer focus. Ana Botín will today reiterate the key targets for 2023-2025, saying:

1 Including final dividend put to a vote in this annual general meeting and share buyback currently being executed.

2 See footnote 1.

3 Target payout will be c.50% of group reported profit (excluding non-cash, non-capital ratios impact items), distributed in approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

“We aim to deliver a return on tangible equity between 15 and 17%, whilst maintaining our CET1 ratio above 12%. We remain focused on allocating our capital wisely, with c.85% of risk-weighted assets allocated to businesses returning greater than our cost of equity, while increasing the distributions to you, shareholders, from a 40% to a 50% payout3. Our ultimate goal, as we have had since 2014, is to create value per share by delivering double-digit average annual growth in tangible net asset value per share and dividend per share through the cycle.”

At the AGM today, shareholders are also voting to re-elect Ana Botín, Santander Group executive chairman, as a director, and to ratify the appointment of Héctor Grisi, chief executive officer, as a director. Glenn Hutchins’ appointment is to be put to shareholders for approval at the meeting, as is the re-election of Pamela Ann Walkden, Sol Daurella, Gina Díez Barroso and Homaira Akbari as directors.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

Important information

Non-IFRS and alternative performance measures

This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods.

Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes.

For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (Santander) 2022 Annual Report.. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors (and others described elsewhere in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; and (8) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (9) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.

Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 31, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance